As filed with the Securities and Exchange Commission on April 9, 2001

                                                      Registration No. 333-56600



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------


                          Pre-Effective Amendment No. 1
                                       to
                                    FORM S-4


                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                               -------------------

                            FIDELITY FEDERAL BANCORP
             (Exact name of registrant as specified in its charter)



           Indiana                                     6035
  (State or other jurisdiction               (Primary Standard Industrial
of incorporation or organization)             Classification Code Number)

                                   35-1894432
                                (I.R.S. Employer
                               Identification No.)


                18 N.W. Fourth Street, Evansville, Indiana 47708
                                 (812) 424-0921
               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)
                               -------------------

                                 Donald R. Neel
                            Executive Vice President,
                      Chief Financial Officer and Treasurer
                            Fidelity Federal Bancorp
                              18 N.W. Fourth Street
                            Evansville, Indiana 47708
                                 (812) 424-0921
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                             Timothy M. Harden, Esq.
                             John W. Tanselle, Esq.
                     Krieg DeVault Alexander & Capehart, LLP
                         One Indiana Square, Suite 2800
                        Indianapolis, Indiana 46204-2079
                                 (317) 636-4341
                               -------------------

         Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable following the effectiveness of this registration statement.

         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                               -------------------


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell or offer these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                   Subject to Completion, Dated April 9, 2001


PROSPECTUS

                                   $1,476,000

                            FIDELITY FEDERAL BANCORP

                                OFFER TO EXCHANGE
                                 ALL OUTSTANDING
                    9-1/8% JUNIOR SUBORDINATED NOTES DUE 2001
                                       FOR
                     12% JUNIOR SUBORDINATED NOTES DUE 2004

                      MATERIAL TERMS OF THE EXCHANGE OFFER

o We are offering to exchange all old notes that are validly tendered and not validly withdrawn for an equal principal amount of the new notes which have substantially similar terms to the old notes, except that the new notes have an extended maturity, increased interest rate and different redemption terms.


o The exchange offer will expire at midnight, Evansville time, _____________________, 2001, unless extended.


o The exchange of the old notes for the new notes in the exchange offer will be a taxable event for U.S. federal income tax purposes, but you will not realize any gain if your purchase price for your old notes was equivalent to their principal balance.

                                  THE NEW NOTES

o Interest on the new notes accrues at the rate of 12% per year, payable in cash or by check every May 1 and November 1, with the first payment on November 1, 2001.

o    The new notes will mature on April 30, 2004.

o We have the option to redeem the new notes in whole or in part at any time after May 1, 2001 and prior to maturity, at face value plus accrued but unpaid interest. If we redeem the new notes between May 1, 2001 and April 30, 2002, we also will pay a redemption premium equal to 1% of the principal amount of the new notes that have been redeemed.

                             -----------------------


Investing in the new notes to be issued in the exchange offer involves risks. Please consider carefully the 'Risk Factors' beginning on page 9 of this prospectus.


                             -----------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the notes to be distributed in the exchange offer, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

            The date of this prospectus is ___________________, 2001.

                                TABLE OF CONTENTS



SUMMARY  ....................................................................3

RISK FACTORS ................................................................9
         Risk Factors Related to the Exchange Offer..........................9
         Risk Factors Related to Fidelity Federal...........................11

ABOUT THIS PROSPECTUS.......................................................13

WHERE YOU CAN FIND MORE INFORMATION.........................................13

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION..................14

FIDELITY FEDERAL BANCORP....................................................15

THE EXCHANGE OFFER..........................................................16

DESCRIPTION OF THE NEW NOTES................................................22

MATERIAL FEDERAL INCOME TAX CONSEQUENCES....................................25

LEGAL MATTERS...............................................................25

EXPERTS  ...................................................................25

                                     SUMMARY

         This summary highlights selected information from this prospectus to help you understand the terms of this exchange offer and the new notes. It likely does not contain all the information that is important to you or that you should consider in making a decision to exchange the old notes for the new notes. To understand all of the terms of this exchange offer and the new notes and to attain a more complete understanding of our business and financial situation, you should carefully read this entire prospectus and the information we have incorporated by reference herein.

         In this prospectus, we refer to our 9-1/8% Junior Subordinated Notes due 2001 as the "old notes," and to our 12% Junior Subordinated Notes due 2004 offered hereby as the "new notes." We collectively refer to the old notes and the new notes as the "notes."

                            FIDELITY FEDERAL BANCORP


         We are a savings and loan holding company which owns all of the issued and outstanding stock of United Fidelity Bank, its federally-chartered savings bank subsidiary. United Fidelity Bank maintains four locations in Evansville, Indiana, and opened a fifth location in nearby Warrick County in March 2001. United Fidelity Bank also participates in certain real estate activities, including owning housing developments through its wholly-owned subsidiaries.

         In February 1999, United Fidelity Bank entered into a supervisory agreement with its regulator, the Office of Thrift Supervision, because of the then-deteriorating capital and financial condition of United Fidelity Bank and Fidelity Federal. This deterioration was caused primarily by:

                 o         our dwindling cash reserves,
                 o         low net interest margins,
                 o         our high level of debt which required debt service,
                 o         high non-interest expenses, and
                 o a decline in the quality of United Fidelity Bank's and Fidelity Federal's multifamily housing loan and letter of credit portfolio.

         These factors caused significant losses and reductions of capital in 1998 and 1999. The majority of the multifamily housing portfolio consisted of letters of credit which backed bonds issued by governmental authorities. Some of these letters of credit were issued by us and had fixed expiration dates. If the bonds were not successfully re-sold at these maturity dates, we would have been required to fund the letters of credit. The total letters of credit significantly exceeded the amount of our available cash, creating, when coupled with the inability of United Fidelity Bank to pay dividends, significant liquidity risk for us. The letters of credit issued by United Fidelity Bank were collateralized in favor of the Federal Home Loan Bank by mortgage loans originated by United Fidelity Bank. The use of these mortgage loans as collateral substantially reduced the ability of United Fidelity Bank to borrow funds from the Federal Home Loan Bank in the event a liquidity shortfall occurred at United Fidelity Bank.

         In January 2000, United Fidelity Bank and Fidelity Federal adopted a plan to substantially reduce United Fidelity Bank's expenses, reduce Fidelity Federal's high level of outstanding debt, and increase United Fidelity Bank's net interest margin. At that point, United Fidelity Bank had accumulated approximately 15% of its total assets in cash and cash equivalents, significantly improving its liquidity position. In May 2000, we raised $3 million by issuing one million shares of common stock to Pedcor Investments, a limited liability company, and changed top management of United Fidelity Bank. In addition to the cash received for shares, Pedcor also agreed to provide $1.5 million in operating deficit guarantees on a portion of Fidelity Federal's and United Fidelity Bank's multifamily housing portfolio, and to manage that portion of the portfolio, in exchange for 460,000 shares of our common stock.

         As a part of this transaction, we also changed the management of Village Housing Corporation, a subsidiary of United Fidelity that owns general partnership interests in a portion of the multifamily housing portfolio. Village Housing's new management has been instrumental in obtaining commitments for alternative sources of financing for a portion of the portfolio, which we anticipate will, when completed, significantly reduce the level of classified assets of and further improve United Fidelity Bank's liquidity situation based on the release of the outstanding letters of credit and the mortgage loan collateral. Village Housing is also pursuing alternative sources of financing for letters of credit issued by us, which management expects, when completed, to significantly improve our asset quality and reduce our liquidity risk.

         The supervisory agreement which United Fidelity entered into with the OTS imposes operating restrictions on United Fidelity Bank and restricts its ability to grow and pay dividends without prior approval of the OTS. United Fidelity currently is in compliance with the supervisory agreement, including the capital targets established in its strategic plan. United Fidelity was not in compliance with the requirement that it reduce its level of classified assets to core capital and allowance for loan and lease losses to 50% or less by December 31, 1999, but this deadline was extended by the OTS to March 31, 2001. United Fidelity was in full compliance on March 31, 2001.

         Our principal executive offices are located at 18 N.W. Fourth Street, Evansville, Indiana 47708, and our telephone number at that address is (812) 424-0921.

                          SUMMARY OF THE EXCHANGE OFFER

         In the exchange offer, you are entitled to exchange your old notes for the new notes, which have substantially similar terms, except the new notes have an extended maturity, increased interest rate and different redemption terms. You should read the discussion under the heading "Description of the New Notes" beginning on page 22 for further information about the new notes. After the exchange offer is complete, you will no longer be entitled to any exchange rights for your old notes.

         We have summarized the terms of the exchange offer below. You should read the discussion under the heading "The Exchange Offer" beginning on page 16 for further information about the exchange offer.

The Exchange Offer...............    We are offering to exchange up to
                                     $1,476,000 principal amount of the new
                                     notes for up to $1,476,000 principal amount of the old notes. The old notes may only be exchanged in $1,000 increments. The terms of the new notes are substantially similar in all material respects to those of the old notes, except the new notes have an extended maturity, an increased interest rate and different redemption terms. The old notes that are not tendered for exchange will continue to have the same maturity, interest rate and redemption terms.

Terms of the New Notes...........    The new notes have an increased interest
                                     rate of 12% per annum and mature on April
                                     30, 2004. In addition, we have the option to redeem the new notes in whole or in part at any time after May 1, 2001 and prior to maturity, at face value plus accrued but unpaid interest. If we redeem the new notes between May 1, 2001 and April 30,
                                     2002, we also will pay a redemption premium equal to 1% of the principal amount of the new notes that have been redeemed.

                                     If we redeem the new notes in part, we will select the new notes for redemption on a pro rata basis, by lot or by such other method as we in our sole discretion deem fair and appropriate.

Expiration Date..................    The exchange offer will expire at midnight,
                                     Evansville time, on ___________, 2001, or such later date and time to which we may extend it. Please read "The Exchange
                                     Offer--Extensions, Delay in Acceptance,
                                     Termination or Amendment" on page 16 for more information about an extension of the expiration date. The exchange will occur promptly after the expiration of the exchange offer.

Conditions to the
Exchange Offer...................    We will not be required to accept the old
                                     notes for exchange:

                                         o    if the exchange offer would be
                                              unlawful or would violate any
                                              interpretation of the staff of the
                                              SEC, or

                                         o    if any legal action has been
                                              instituted or threatened that
                                              would impair our ability to
                                              proceed with the exchange offer.

                                     The exchange offer is not conditioned upon any minimum aggregate principal amount of the old notes being tendered. Please read "The Exchange Offer--Conditions to the Exchange Offer" on page 17 for more information about the conditions to the exchange offer.

Procedures for Tendering
Your Old Notes...................    If you want to tender your old notes in the
                                     exchange offer, you should do one of the following:

                                     o    If you hold physical certificates
                                          evidencing your old notes, complete,
                                          sign and date the letter of
                                          transmittal in accordance with the
                                          instructions in that document, have
                                          your signature guaranteed if required
                                          by the letter of transmittal, and mail
                                          or deliver your manually signed letter
                                          of transmittal, together with the
                                          certificates evidencing the old notes
                                          being tendered and any other required
                                          documents, to the exchange agent prior
                                          to the expiration date; or

                                     o    If you own a beneficial interest in
                                          the old notes that are registered in
                                          the name of a broker, dealer,
                                          commercial bank, trust company or
                                          other nominee and you wish to tender
                                          the old notes in the exchange offer,
                                          please contact the registered holder
                                          as soon as possible and instruct the
                                          registered holder to tender on your
                                          behalf and to comply with our
                                          instructions described in this
                                          prospectus.

Withdrawal of Tenders............    You may withdraw your tender of the old
                                     notes at any time prior to the expiration date. We will return to you, without charge, promptly after the expiration or termination of the exchange offer any old notes that you tendered but that were not accepted for exchange.

Material U.S. Federal Income Tax
Considerations...................    Provided that you paid a purchase price
                                     equivalent to the principal balance of the old notes, the exchange of the old notes for new notes will not result in any gain or loss for federal income tax purposes.
                                     Please read "Material Federal Income Tax
                                     Consequences" on page 25.

Use of Proceeds..................    We will not receive any cash proceeds from
                                     the issuance of the new notes in the
                                     exchange offer.

Appraisal or Dissenters'
Rights...........................    You will have no appraisal or dissenters'
                                     rights in connection with the exchange
                                     offer.

Exchange Agent...................    The exchange agent for the exchange offer
                                     is Fidelity Federal Bancorp. The address, telephone number and facsimile number of the exchange agent are set forth in "The
                                     Exchange Offer--The Exchange Agent" and in the letter of transmittal.

                             SELECTED FINANCIAL DATA

         The information in the following table is based on historical financial information included in our prior filings with the SEC, including our annual report on Form 10-K for the fiscal year ended December 31, 2000. The following summary financial information should be read in connection with this historical financial information, including the notes that accompany such financial information. This historical financial information is considered a part of this document. See "Where You Can Find More Information." Our audited historical financial statements as of December 31, 2000 and December 31, 1999 and for the year ended December 31, 2000, the six months ended December 31, 1999 and the year ended June 30, 1999 were audited by Olive LLP, independent public accountants. You should not assume that the results of operations below are indicative of the financial results we can achieve in the future.

                        Selected Statistical Information
            (Dollars in Thousands, Except Share and Per Share Data)

                                                                   Six months ended
                                                       December 31,   December 31,       June 30,         June 30,        June 30,
Selected Financial Data as of                              2000           1999             1999             1998            1997
                                                       ----------------------------------------------------------------------------
Total assets                                           $   166,466    $   171,457      $   172,253      $   197,046     $   240,819
Interest-bearing deposits                                   14,718         22,911           14,668            6,266           1,765
Investment securities available for sale                    21,001         24,305           27,325            9,854          13,790
Loans, net                                                 107,842         96,919          110,436          156,683         203,183
    Deposits                                               126,944        135,016          128,596          148,939         181,787
Short-term borrowings                                           28             89              128            2,531           5,191
Long-term debt                                              23,842         23,504           29,149           29,488          38,089
Stockholders' equity                                         8,775          5,427            7,814            7,515          12,936

Selected Operations Data for Year Ended
Interest income                                        $    12,100    $     6,019      $    14,094      $    17,192     $    20,282
Interest expense                                             8,457          4,268            9,730           11,586          13,831
                                                       ----------------------------------------------------------------------------
Net interest income                                          3,643          1,751            4,364            5,606           6,451
Provision for loan losses                                      670          1,345             (138)           4,543             975
                                                       ----------------------------------------------------------------------------
Net interest income after provision for loan losses          4,502          1,063            5,476
                                                                                                              2,973             406
Non-interest income                                          1,816          1,001            2,663            3,025           3,856
Non-interest expense                                         7,314          5,148            6,878           16,076           9,474
                                                       ----------------------------------------------------------------------------
Income (loss) before income tax                             (2,525)        (3,741)             287          (11,988)           (142)
Income tax expense (benefit)                                (1,369)        (1,671)            (338)          (5,194)           (255)
                                                       ----------------------------------------------------------------------------

Net income (loss)                                      $    (1,156)   $    (2,070)     $       625      $    (6,794)    $       113
                                                       ============================================================================

Selected Financial Ratios
Return on average assets                                      (.71)%        (2.41)%            .33%           (3.12)%           .04%
Return on stockholders' equity                              (16.14)        (51.37)            7.58           (50.68)            .83
Net interest margin                                           2.49           2.24             2.48             2.79            2.72
Net interest spread                                           2.38           2.05             2.24             2.62            2.57
Tangible equity to assets at year end                         8.42           6.78             8.49             6.31            6.93
Allowance for loan losses to loans                            1.75           2.04             3.09             1.91             .87
Allowance for loan losses to non-performing loans
                                                            222.27         179.96            69.57           532.11          624.91
Dividend payout ratio                                          N/A            N/A              N/A              N/A        1,500.00

Per Share Data
Diluted net income (loss)                              $      (.29)   $     (0.66)     $       .20      $     (2.30)    $       .04
Basic net income (loss)                                       (.29)         (0.66)             .20            (2.30)            .05
Cash dividends declared                                                                                         .35             .60
Book value at period end                                      1.90           1.72             2.48             2.40            5.20
Closing market price (bid) at period end                      1.31           1.25             2.88             6.50            8.75
Number of average common and common equivalent shares
outstanding                                              4,057,168      3,147,662        3,143,179        2,956,157       2,655,181

                       RATIO OF EARNINGS TO FIXED CHARGES

         The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, "earnings" include pretax income from continuing operations plus fixed charges. "Fixed charges" include interest, whether expensed or capitalized, amortization of debt expense and the portion of rental expense that represents the interest factor in these rentals. The following table presents the ratio of earnings to fixed charges of Fidelity Federal for each of the fiscal years 1996 through 2000, and the six months ended December 31, 1999.

                         Year           Six Months                                 Year Ended
                         Ended            Ended
                  -------------------------------------------------------------------------------------------
                     December 31,      December 31,     June 30,      June 30,      June 30,        June 30,
                         2000              1999           1999          1998          1997            1996
                  -------------------------------------------------------------------------------------------
Ratio of
Earnings to
Fixed
Charges                  0.70x            0.12x           1.03x       (0.03)x         0.99x          1.33x

                                  RISK FACTORS

         You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to participate in the exchange offer. Additional risks and uncertainties not presently known to us or that we currently deemed immaterial may also impair our business operations. If any of the following risks identified actually occur, our business, financial condition and operating results could be materially adversely affected.

Risk Factors Related to the Exchange Offer

We may not be able to pay interest on or repay the notes.

          a. We are a holding company and our operating company has no obligations to the holders of the notes.

               We conduct substantially all of our business through our operating company, United Fidelity Bank. Our cash flow and, consequently, our ability to pay interest in cash to service our debt, including the notes, are dependent upon the cash flow of United Fidelity Bank and the payment of funds by United Fidelity Bank to us. United Fidelity Bank is separate and a distinct legal entity and has no obligation, contingent or otherwise, to pay any amounts due on the notes or to make cash available for that purpose.

          b.   Our operating company is restricted in making dividends to us.

               The Office of Thrift Supervision has not permitted United Fidelity Bank to pay us dividends under the terms of a Supervisory Agreement entered into in February 1999. The OTS may agree to allow the payment of dividends from United Fidelity Bank to us to assist in debt service, although it has no obligation to do so and we cannot and do not offer any assurances that the OTS will do so. Also, the OTS could, if it considers necessary for the safety and soundness of United Fidelity Bank, continue to prohibit the payment of dividends to us in the future. If we do not receive any dividends from United Federal Bank, we may not be able to make payments on the notes.

          c. Our substantial amount of indebtedness could adversely affect our ability to repay the notes.

               We currently have a substantial amount of debt in relation to our shareholders' equity. At December 31, 2000, Fidelity Federal, on a non-consolidated basis, had total unsecured debt outstanding of $9.97 million, representing 113.55% of our total capitalization, and total shareholders' equity of $8.78 million.

               Our high level of debt could affect our future prospects adversely by:

               o    impairing our ability to borrow additional money,

               o requiring us to use a substantial portion of our cash flows from operations to pay interest or repay debt which will reduce the funds available to us for our operations, capital expenditures and any acquisition opportunities, and

               o making us more vulnerable in the event of a downturn in general economic conditions.

               We cannot assure you that we will be able to meet our debt obligations. If we are unable to generate sufficient cash to meet our obligations or if we fail to satisfy the requirements of our debt agreements, we will be in default. A default would permit certain debt holders to require payment before the scheduled due date of the debt, resulting in further financial strain on us and causing additional defaults under our other indebtedness.

               Our ability to meet our debt and other obligations and to reduce our total debt depends on our future operating performance and on economic, financial, competitive, regulatory and other factors. In addition, we may need to incur additional indebtedness in the future. Many of these factors are beyond our control. Although we believe that our existing current assets combined with working capital from our operations and proceeds of future equity or debt financings will be adequate to meet our existing financial obligations, we cannot assure you that our business will generate sufficient cash flow or that future financings will be available to provide sufficient proceeds to meet these obligations.

          d. If we are unable to refinance our existing indebtedness, we may not be able to pay interest and to make principal repayments on the new notes.

               We currently have substantial debt obligations that will mature before the maturity of the new notes, which may affect our ability to make required payments on the new notes. We may not be able to generate sufficient funds from operations to meet our debt service requirements or to repay all of those obligations as they are currently scheduled to become due. Accordingly, it may be necessary to refinance some of those obligations at or before their respective maturities. Our ability to refinance these obligations will depend on, among other factors, our financial condition at the time of the refinancing, any restrictions contained in financing agreements and market conditions. We may not be able to refinance those obligations. If we are unable to refinance those obligations, or are unable to obtain satisfactory terms, there could be an adverse effect on us, including on our ability to pay interest, and to make scheduled principal repayments on our indebtedness, including the new notes.

The exchange offer is a taxable event for U.S. federal income tax purposes.

         If you participate in the exchange offer, this will be a taxable event for U.S. federal income tax purposes. You will not, however, realize any gain if you paid a purchase price equivalent to the principal balance of the old notes. Please read "Material Federal Income Tax Considerations."

Our secured and other unsecured debt and the liabilities of our operating company are effectively senior to the notes.

         Our secured and other unsecured debt and all of the debt of United Fidelity Bank are effectively senior to the notes. United Fidelity Bank has no obligation to pay amounts due on the notes. At December 31, 2000, we had about $9.97 million of long-term, unsecured indebtedness. We and United Fidelity Bank may incur additional debt, subject to limitations, and that additional debt will rank senior to the notes. United Fidelity Bank may use the earnings it generates, as well as its existing assets, to fulfill its own direct debt service requirements, particularly because certain agreements may restrict its ability to pay dividends to us or because the debt of United Fidelity Bank may be secured by its assets.

Holders of the old notes must ensure compliance with exchange offer procedures.

         You are responsible for complying with all exchange offer procedures. You will receive the new notes in exchange for your old notes only if, before the expiration date, you deliver to the exchange agent:

          o the letter of transmittal, preferably completed and duly executed by you, together with any required signature guarantees, and

          o    any other documents required by the letter of transmittal.

         You should allow sufficient time to ensure that the exchange agent receives all required documents before the exchange offer expires. Neither we nor the exchange agent has any duty to inform you of defects or irregularities with respect to the tender of your old notes for exchange.

There is no public market for the notes.

         There is no existing market for the old notes. We cannot be sure that any trading market for the new notes will develop. If such a market were to develop, the new notes could trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition, performance and prospects.

Risk Factors Related to Fidelity Federal

We must achieve sufficient earnings in order to realize our $7.1 million deferred income tax receivable.

         We currently have a deferred income tax receivable of approximately $7.1 million. In order to utilize this asset within the federal and state carryforward periods, we must execute our current business plan and achieve sufficient annual earnings. If we are unable to achieve a sufficient level of net income and subsequent increases, we may need to establish a valuation allowance for this deferred tax asset. This allowance would be the estimate of future expirations of existing federal and state tax carryforwards. Such an allowance would reduce the receivable and increase our expenses, thus reducing our earnings.

United Fidelity Bank is subject to the restrictions and conditions of a Supervisory Agreement with Office of Thrift Supervision that could negatively impact our ability to repay the notes.

         United Fidelity Bank entered into a Supervisory Agreement with the OTS on February 3, 1999, which requires it to take certain actions and restricts certain of its operations, including its ability to pay dividends. If United Fidelity is unable to comply with the terms and conditions of the Supervisory Agreement, the OTS could take additional regulatory action, including the issuance of a cease and desist order requiring further corrective action. Such corrective action could include, among other things, increasing the allowance for loan and lease losses, obtaining additional or new management, and further restrictions on dividends. Because we are dependent upon United Fidelity Bank for our income, this could negatively impact our ability to repay the notes.

Our accomplishments are largely dependent upon the skill and experience of our senior management team.

         The success of our business will depend upon the services of our senior management team. Our business may suffer if we lose the services of any of these individuals, including Bruce A. Cordingley and Donald R. Neel. We have entered into a three-year employment agreement with Mr. Neel. Mr. Cordingley's role with Fidelity Federal is not full time. He receives board fees, but he has no employment agreement with us, does not receive a salary, and has substantial business interests other than Fidelity Federal. Our future success also depends on our ability to identify, attract and retain qualified senior officers and other employees in our identified market. On September 29, 2000 we announced that M. Brian Davis would cease to serve as our president and Chief Executive Officer. The executive committee of the Board is currently functioning as interim Chief Executive Officer until a permanent replacement is appointed, which we anticipate will occur by the fourth quarter of 2001. Because the main activity of Fidelity Federal is to own the stock of United Fidelity Bank, we do not believe that the timing of this should adversely impact us.

Anti-takeover provisions in our charter documents may delay or prevent a takeover of Fidelity Federal.

         Certain provisions of our charter documents may make it more difficult for a third party to acquire control of us, even on terms that a stockholder might consider favorable. Our amended and restated certificate of incorporation authorizes our board of directors to issue preferred stock without stockholder approval. The issuance of preferred stock could make it more difficult for a third party to acquire us because the preferred stock could have dividend, redemption, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of holders of our common stock. Our board of directors does not currently have any intent to issue shares of preferred stock.

The existence of controlling shareholders may limit your ability to influence the outcome of matters requiring stockholder approval and could discourage potential acquisitions of our business by third parties.

         As of February 28, 2001, Bruce A. Cordingley , who is a director of Fidelity Federal, beneficially owned or controlled approximately 54.66% of our issued and outstanding shares of common stock, including options and warrants for the purchase of common stock. As of February 28, 2001, our remaining directors, together with their respective affiliates, beneficially owned approximately 17.55% of our outstanding common stock. Although we are not aware of any arrangement or understanding, contractual or otherwise, that obligates our directors to act in concert with respect to Fidelity Federal, the level of stock ownership held by the directors may allow them to elect all of their designees to the board of directors and to control the outcome of virtually all matters submitted for a vote of our shareholders. Either the equity interests of Mr. Cordingley and his affiliates, or the combined equity interests of all of the directors in Fidelity Federal, could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of Fidelity Federal, even on terms that a stockholder might consider favorable. This in turn could harm the market price of our common stock. In addition, sales of a substantial amount of our common stock in the public market, by our principal shareholders or otherwise, or the perception that these sales may occur, could materially adversely affect the market price of our common stock and impair our ability to raise funds in additional stock offerings.

We compete with many larger financial institutions that have far greater financial resources than we have.

         We encounter strong competition from other financial institutions operating in our market and elsewhere. We compete with other competitors which are larger than us and have greater financial and personnel resources than we have. Because of this competition, we may have to pay higher rates of interest to attract deposits. In addition, because of our smaller size, the amount we can loan to one borrower is less than that for most of our competitors. This may impact our ability to seek relationships with larger businesses in our market area. Trends toward the consolidation of the banking industry and the lifting of interstate banking and branching restrictions may make it more difficult for us to compete effectively with large national and super-regional banking institutions.

United Fidelity Bank's consumer loan concentration increases the risk of defaults by our borrowers.

         United Fidelity Bank makes various types of loans. Currently, approximately 25% of our assets are comprised of consumer loans. These types of loans are more risky than residential mortgage lending because of the impact on these types of loans of unemployment rates and the general economy. For example, delinquencies are typically low on these types of loans when unemployment rates are low, and increase when unemployment rates increase. Because of this, the OTS may require United Fidelity Bank to maintain a higher level of capital than a similarly sized institution with a smaller exposure to this type of loan.

                              ABOUT THIS PROSPECTUS

         This prospectus is part of a registration statement we have filed with the SEC. We are submitting this prospectus to holders of the old notes so that they can consider exchanging the old notes for the new notes. You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional or different information, you should not rely on it. We are not making an offer to exchange and issue the new notes in any jurisdiction where the offer or exchange is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and at 7 World Trade Center, Suite 1300, New York, New York 10048. You may obtain further information regarding the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public on the SEC's Internet site located at http://www.sec.gov.


         This prospectus is accompanied by a copy of our latest annual report on Form 10-K for the fiscal year ended December 31, 2000, which contains additional information about us.

         The SEC allows us to "incorporate by reference" into this prospectus information we file with the SEC. This means we can disclose important information to you by referring you to the documents containing the information. The information we incorporate by reference is considered to be part of this prospectus, unless we update or supersede that information by the information contained in this prospectus or information we file subsequently that is incorporated by reference into this prospectus. We are incorporating by reference into this prospectus the following documents that we have filed with the SEC, and our future filings with the SEC (Commission File No. 0-22880) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering of the new notes is completed:

          o our annual report on Form 10-K for the fiscal year ended December 31, 2000, and


          o our definitive proxy statement filed March 29, 2001 in connection with our 2001 annual shareholder meeting.


         This prospectus is part of a registration statement we have filed with the SEC relating to the new notes. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You should read the registration statement and the exhibits and schedules for more information about us and the new notes. The registration statement, exhibits and schedules are also available at the SEC's Public Reference Room or through its Internet site.

         This document incorporates by reference important business, financial and other information about us that is not included in or delivered with this document. Documents incorporated by reference and any other copies of our filings with the SEC are available from us without charge, excluding all exhibits unless specifically incorporated by reference as exhibits in this document. Written and telephone requests for any of these documents should be directed to us as indicated below:

                            Fidelity Federal Bancorp
                              18 N.W. Fourth Street
                            Evansville, Indiana 47708
                      Attn.: Mark A. Isaac, Vice President
                            Telephone: (812) 424-0921

         If you would like to request copies of these documents, please do so by ____________, 2001 in order to receive them before the expiration of the exchange offer. In the event that the exchange offer period is extended by us, you must submit your request no later than five business days before the expiration date, as extended by us.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

         This prospectus contains certain forward-looking statements that are subject to risks and uncertainties and includes information about possible or assumed future results of operations. Many possible events or factors could affect our future financial results and performance. This could cause results or performance to differ materially from those expressed in our forward-looking statements. Words such as "expects", "anticipates","believes", "estimates", variations of such words and other similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in, or implied by, such forward-looking statements. Readers of this prospectus should not rely solely on the forward-looking statements and should consider all uncertainties and risks discussed throughout this prospectus. These statements are representative only on the date hereof.

         The possible events or factors include the following: our loan growth is dependent on economic conditions, as well as various discretionary factors, such as decisions to securitize, sell or purchase certain loans or loan portfolios; syndications or participations of loans; retention of residential mortgage loans; and the management of borrower, industry, product and geographic concentrations and the mix of the loan portfolio. The rate of charge-offs and provision expense can be affected by local, regional and international economic and market conditions, concentrations of borrowers, industries, products and geographic locations, the mix of the loan portfolio and management's judgments regarding the collectibility of loans. Liquidity requirements may change as a result of fluctuations in assets and liabilities and off-balance sheet exposures, which will impact our capital and debt financing needs and the mix of funding sources. Decisions to purchase, hold or sell securities are also dependent on liquidity requirements and market volatility, as well as on- and off-balance sheet positions. Factors that may impact interest rate risk include local, regional and international economic conditions, levels, mix, maturities, yields or rates of assets and liabilities, utilization and effectiveness of interest rate contracts and the wholesale and retail funding sources of Fidelity Federal and United Fidelity Bank. We are also exposed to the potential of losses arising from adverse changes in market rates and prices which can adversely impact the value of financial products, including securities, loans, deposits, debt and derivative financial instruments, such as futures, forwards, swaps, options and other financial instruments with similar characteristics.

         In addition, the banking industry in general is subject to various monetary and fiscal policies and regulations, which include those determined by the Federal Reserve Board, the OCC, the FDIC, state regulators and the Office of Thrift Supervision, whose policies and regulations could affect our results. Other factors that may cause actual results to differ from the forward-looking statements include the following: competition with other local, regional and international banks, thrifts, credit unions and other nonbank financial institutions, such as investment banking firms, investment advisory firms, brokerage firms, investment companies and insurance companies, as well as other entities which offer financial services, located both within and outside the United States and through alternative delivery channels such as the World Wide Web; interest rate, market and monetary fluctuations; inflation; market volatility; general economic conditions and economic conditions in the geographic regions and industries in which we operate; introduction and acceptance of new banking-related products, services and enhancements; fee pricing strategies, mergers and acquisitions and our ability to manage these and other risks.

                            FIDELITY FEDERAL BANCORP

         Fidelity Federal, incorporated in 1993 under the laws of the State of Indiana, is a registered savings and loan holding company with its principal office in Evansville, Indiana. Our savings bank subsidiary, United Fidelity Bank, was organized in 1914 and is a federally-chartered stock savings bank located in Evansville, Indiana. We, through our savings bank subsidiary, are engaged in the business of obtaining funds in the form of savings deposits and other borrowings and investing such funds in consumer, commercial and mortgage loans and in investment and money market securities.

Subsidiaries

         United Fidelity Bank, Village Affordable Housing Corporation and Village Securities Corporation are three of our subsidiaries. Village Affordable Housing Corporation was formed during 1998 for the purpose of owning interests in real estate housing and is currently inactive. Village Securities Corporation is also currently inactive, and is in the process of being dissolved.

         United Fidelity Bank's subsidiaries, Village Housing Corporation, Village Management and Village Capital Corporation have been involved in various aspects of financing, owning, developing and managing affordable housing projects. Currently, they are involved only in the business of owning affordable housing properties. As of May 19, 2000, a subsidiary of Pedcor Holdings, LLC, starting providing management and certain accounting services for the properties previously managed by Village Management Corporation. Village Management completed this transition by the end of June 2000 and is currently inactive. Village Capital has not provided any new banking services for the past two years, but records fee income on transactions previously completed. Another subsidiary of United Fidelity Bank, Village Insurance Corporation, receives fee income for credit life and accident health insurance sales.


         Fidelity Federal had consolidated total assets of $166.5 million and total shareholders' equity of $8.8 million as of December 31, 2000.


Competition

         We face strong direct competition for deposits, loans and other financial-related services. United Fidelity Bank competes in Indiana, Kentucky and Illinois with other thrifts, commercial banks, credit unions, stockbrokers, finance companies and insurance companies. Some of these competitors are local, while others are statewide or national. United Fidelity Bank competes for deposits principally by offering depositors a variety of deposit programs, convenient office locations, hours and other services, and for loan originations primarily through competitive interest rates and fees, the efficiency and quality of service provided and the variety of loan products offered. Some of the non-bank financial institutions and financial services organizations with which United Fidelity Bank competes are not subject to the same degree of regulation as that imposed on federal savings banks, thrifts or thrift-holding companies. As a result, such competitors may have advantages over United Fidelity Bank in providing certain services.

         Many competitors are substantially larger or have significantly greater capital resources than United Fidelity Bank. Due to recently enacted legislation to allow unlimited interstate branching, we may experience heightened competition from existing competitors and other major financial institutions seeking to expand their regional banking presence in Indiana. We have discontinued development activities pertaining to the affordable housing industry and multifamily development in part because of increased levels of competition, and significant losses taken in recent years.

                               THE EXCHANGE OFFER

Terms of the Exchange Offer

         Upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal, we will accept for exchange any old notes properly tendered and not withdrawn prior to the expiration date of the exchange offer. We will issue $1,000 principal amount of the new notes in exchange for each $1,000 principal amount of the old notes surrendered under the exchange offer. The old notes may be tendered only in integral multiples of $1,000. The exchange offer is not conditioned upon any minimum aggregate principal amount of the old notes being tendered for exchange.

         As of the date of this prospectus, $1,476,000 principal amount of the old notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of the old notes. There will be no fixed record date for determining registered holders of the old notes entitled to participate in the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act and the Securities Exchange Act and the rules and regulations of the SEC.

         The old notes that are not tendered for exchange in the exchange offer:

          o    will remain outstanding, and

          o    will continue to accrue interest at 9-1/8% per annum.

         We will be deemed to have accepted for exchange properly tendered old notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the new notes from us.

         If you tender the old notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of the old notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. It is important that you read "--Fees and Expenses" for more details about the fees and expenses incurred in the exchange offer. We will return any old notes that we do not accept for exchange for any reason without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

Expiration Date


         The exchange offer will expire at midnight, Evansville time, on __________________, 2001, unless in our sole discretion we extend it. The exchange will occur promptly after the expiration of the exchange offer.


Extensions, Delay in Acceptance, Termination or Amendment

         We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. We may delay acceptance for exchange of any old notes by giving oral or written notice of the extension to their holders. During any such extensions, all old notes you have previously tendered will remain subject to the exchange offer, and we may accept them for exchange. To extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We also will make a public announcement of the extension no later than 9:00 a.m., Evansville time, on the next business day after the previously scheduled expiration date.

         If any of the conditions described below under "--Conditions to the Exchange Offer" have not been satisfied with respect to the exchange offer, we reserve the right, in our sole discretion:

        o         to delay accepting for exchange any old notes,
        o         to extend the exchange offer, or

        o         to terminate the exchange offer.

         We will give oral or written notice of such delay, extension or termination to the exchange agent. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders of the old notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose that amendment by means of a prospectus supplement. We will distribute the supplement to the registered holders of the old notes. Depending upon the significance of the amendment and the manner of disclosure to the registered holders, we will extend the exchange offer if the exchange offer would otherwise expire during such period. Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

Conditions to the Exchange Offer

         Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange any new notes for any old notes, and we may terminate the exchange offer as provided in this prospectus before accepting any old notes for exchange, if in our reasonable judgment:

          o the exchange offer, or the making of any exchange by a holder of old notes, would violate applicable law or any applicable interpretation of the staff of the SEC, or
          o any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with that exchange offer.

         In addition, we will not be obligated to accept for exchange the old notes of any holder that has not made to us:

          o    the representations contained in the letter of transmittal, and
          o such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations.

         We expressly reserve the right to amend or terminate the exchange offer, and to reject for exchange any old notes not previously accepted for exchange in the exchange offer, upon the occurrence of any of the conditions to the exchange offer specified above. We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes as promptly as practicable. These conditions are for our sole benefit, and we may assert them or waive them in whole or in part at any time or at various times in our sole discretion. Our failure at any time to exercise any of these rights will not mean that we have waived our rights. Each right will be deemed an ongoing right that we may assert at any time or at various times.

Procedures for Tendering

         Only a holder of the old notes may tender such old notes in the exchange offer. To tender in the exchange offer, a holder must comply with the procedures for physical tender. To complete a physical tender, a holder must:

          o    complete, sign and date the letter of transmittal,
          o have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires,
          o mail or deliver the letter of transmittal to the exchange agent prior to the expiration date, and
          o deliver the old notes to the exchange agent prior to the expiration date.

         To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at its address provided below under "--The Exchange Agent" prior to the expiration date.

         The method of delivery of the old notes, the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Rather than mail these items, we recommend that you use an overnight or hand delivery service. In all cases, you should allow sufficient time to assure delivery to the exchange agent before the expiration date You may request your broker, dealer, commercial bank, trust company or other nominee to effect the above transactions for you.

How to Tender if you are a Beneficial Owner

         If you beneficially own the old notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender those notes, you should contact the registered holder as soon as possible and instruct the registered holder to tender on your behalf. If you are a beneficial owner and wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your old notes, either:

          o make appropriate arrangements to register ownership of the old notes in your name, or
          o obtain a properly completed bond power from the registered holder of your old notes.

         The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

Signatures and Signature Guarantees

         We require that you must have signatures on a letter of transmittal or a notice of withdrawal described below under "--Withdrawal of Tenders" guaranteed by an eligible institution unless the old notes are tendered:

          o by a registered holder who has not completed the annexes entitled 'Special Issuance Instructions' or 'Special Delivery Instructions' attached to the letter of transmittal, or
          o    for the account of an eligible institution.

         An eligible institution is a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Securities Exchange Act.

When Endorsements or Bond Powers are Needed

         If a person other than the registered holder of any old notes signs the letter of transmittal, the old notes must be endorsed or accompanied by a properly completed bond power. The registered holder must sign the bond power as the registered holder's name appears on the old notes. An eligible institution must guarantee that signature. If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, or officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. Unless we waive this requirement, they also must submit evidence satisfactory to us of their authority to deliver the letter of transmittal.


Determinations Under the Exchange Offer

         We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered old notes and withdrawal of tendered old notes. Our determination will be final and binding. We reserve the absolute right to reject any old notes not properly tendered or any old notes our acceptance of which, in the opinion of our counsel, might be unlawful. We also reserve the right to waive any defects, irregularities or conditions of the exchange offer as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of the old notes must be cured within such time as we determine. Neither we, the exchange agent nor any other person will be under any duty to give notification of defects or irregularities with respect to tenders of the old notes, nor will we or those persons incur any liability for failure to give such notification. Tenders of the old notes will not be deemed made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

When we will Issue New Notes

         In all cases, we will issue the new notes for the old notes that we have accepted for exchange in the exchange offer only after the exchange agent timely receives:

          o    the old notes, and
          o a properly completed and duly executed letter of transmittal and all other required documents.

Return of the Old Notes Not Accepted or Exchanged

         If we do not accept any tendered old notes for exchange for any reason described in the terms and conditions of the exchange offer or if the old notes are submitted for a greater principal amount than the holder desires to exchange, we will return the unaccepted or non-exchanged old notes without expense to their tendering holder. These actions will occur as promptly as practicable after the expiration or termination of the exchange offer.

Withdrawal of Tenders


         Except as otherwise provided in this prospectus, you may withdraw your tender at any time prior to midnight ., Evansville time, on the expiration date. For a withdrawal to be effective, the exchange agent must receive a written notice of withdrawal at the address listed below under "-- The Exchange Agent".


         Any notice of withdrawal must:

          o specify the name of the person who tendered the old notes to be withdrawn,
          o identify the old notes to be withdrawn, including the registration number or numbers and the principal amount of such old notes,
          o be signed by the person who tendered the old notes in the same manner as the original signature on the letter of transmittal used to deposit those old notes or be accompanied by documents of transfer sufficient to permit the exchange agent to register the transfer in the name of the person withdrawing the tender, and
          o    specify the name in which such old notes are to be registered, if different from that of the person who tendered the old notes.


         We will deem any old notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder. This return or crediting will take place as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn old notes by following one of the procedures described under "--Procedures for Tendering" above at any time on or prior to midnight, Evansville time, on the expiration date.

Fees and Expenses

         We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitation by facsimile, e-mail, telephone or in person by our officers and regular employees and those of our affiliates. In addition, we have retained City Securities, Inc. in connection with the exchange offer and will make payments to City Securities, Inc. in connection with soliciting the beneficial owners of the old notes for which it is the record holder. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the old notes and in handling or forwarding tenders for exchange. We will pay the cash expenses to be incurred in connection with the exchange offer. They include:


          o    SEC and state registration fees for the new notes,
          o    fees and expenses of City Securities, Inc.,
          o    accounting and legal fees,
          o    printing costs, and
          o    related fees and expenses.


Transfer Taxes

         If you tender your old notes for exchange, you will not be required to pay any transfer taxes. We will pay all transfer taxes, if any, applicable to the exchange of the old notes in the exchange offer. The tendering holder will, however, be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

          o certificates representing the new notes or the old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the old notes tendered,
          o tendered old notes are registered in the name of any person other than the person signing the letter of transmittal, or
          o a transfer tax is imposed for any reason other than the exchange of the old notes for the new notes in the exchange offer. If satisfactory evidence of payment of any transfer taxes payable by a tendering holder is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to that tendering holder. The exchange agent will retain possession of the new notes with a face amount equal to the amount of the transfer taxes due until it receives payment of the taxes.

The Exchange Agent

         We will serve as the exchange agent for the exchange offer. Please direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal to the exchange agent at the phone number listed below. You should send the letter of transmittal and any other required documents to the exchange agent as follows:

         By Hand, Courier or Mail (Registered or Certified):
                  Fidelity Federal Bancorp
                  Attn.: Deb Fritz
                  18 N.W. Fourth Street
                  Evansville, Indiana 47708

         By Facsimile Transmission (Only Eligible Institutions as defined in Instruction 4 of the letter of transmittal):
                  (812) 429-0574
                  Deb Fritz

         Confirm by Telephone:
                  (812) 424-0921
                  Deb Fritz

Use of Proceeds

         We will not receive any cash proceeds from the issuance of the new notes. In consideration for issuing the new notes, we will receive in exchange a like principal amount of the old notes. The old notes surrendered in exchange for the new notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the new notes will not result in any change in our capitalization.

Accounting Treatment

         We will amortize our expenses of the exchange offer over the term of the new notes under generally accepted accounting principles.

Other

         Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your decision on what action to take. In the future, we may seek to acquire untendered old notes in privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plan to acquire any old notes that are not tendered in the exchange offer.

                          DESCRIPTION OF THE NEW NOTES

         The following description is a summary of the material provisions of the new notes. This summary is not complete and is qualified in its entirety by reference to the new notes, a form of which we have filed with this registration statement.

Distinction Between the Old Notes and the New Notes

         The general terms of the new notes are substantially similar to those of the old notes, except for:

          o an extension of the maturity from April 30, 2001 to April 30, 2004,

          o    an increase in the interest rate from 9-1/8% to 12%, and

          o    different redemption terms, as described below.

Principal, Interest Rate and Maturity

         The new notes will mature on April 30, 2004. The new notes are initially limited to $1,000,000 aggregate principal amount, subject to an increase of up to $1,500,000 aggregate principal amount. However, we may issue additional notes from time to time, without the consent of the holders of the new notes.

         Interest on the new notes will:

          o    accrue at the rate of 12% per year,

          o be payable semiannually, in arrears, on each May 1 and November 1, with the initial interest payment payable on November 1, 2001, and

          o be payable to the person in whose name the new notes are registered at the close of business on April 15 and October 15 preceding the applicable interest payment date, which we refer to as "regular record dates."

Optional Redemption

         We may redeem the new notes, in whole or in part, at our option at any time upon not less than 15 and not more than 30 days' notice, on any date after May 1, 2001 and prior to maturity, at face value plus accrued and unpaid interest. If we redeem the new notes, in whole or in part, between May 1, 2001 and April 30, 2002, we also will pay a redemption premium equal to 1% of the principal amount of the new notes that have been redeemed.

         If we redeem the new notes in part, we will select the new notes for redemption on a pro rata basis, by lot or by such other method as we in our sole discretion deem fair and appropriate. We will only redeem the new notes in multiples of $1,000 in original principal amount. A new note in principal amount equal to the unredeemed portion of the original note will be issued upon the cancellation of the original note.

Ranking of the New Notes


         The new notes rank pari passu with the old notes which means they rank proportionately, similarly and at an equal level. In addition, the new notes are unsecured obligations of Fidelity Federal and fully subordinated to all other indebtedness of Fidelity Federal, including any future issues of subordinated notes or debentures of Fidelity Federal but not to common stock or preferred stock of Fidelity Federal. We presently have the following unsecured debt as of December 31, 2000:



Junior subordinated notes, 9.125%, interest paid            $1,476,000
semi-annually, due April 2001, unsecured
Junior subordinated notes, 9.25%, interest paid              1,494,000
semi-annually, due January 2002, unsecured
Senior subordinated notes, 10.00%, interest paid             7,000,000
                                                            ----------
semi-annually, due January 2005, unsecured
Total unsecured debt                                        $9,970,000
                                                            ==========

         The new notes are not directly subordinated to indebtedness of United Fidelity Bank or its subsidiaries. However, there are no contractual limitations on the amount of indebtedness which may be incurred by United Fidelity Bank or its subsidiaries which could impact the ability of United Fidelity Bank to pay dividends to us, from which we would make payments on the new notes.

Sinking Fund

         We are not obligated to make mandatory redemption or sinking fund payments with respect to the new notes.

Payment

         We will pay interest on the new notes to the persons in whose names the new notes are registered at the close of business on the regular record date for each interest payment. However, we will pay the interest payable on the new notes at their stated maturity to the persons to whom we pay the principal amount of the new notes. The initial payment of interest on the new notes will be payable on November 1, 2001.

         We will pay principal, premium, if any, and interest on the new notes at the offices of Fidelity Federal or at any other office maintained by us for such purposes. We may pay interest by cash or by check mailed to the address of the person entitled to the payment as it appears in the security register.

Non-Payment

         If we fail to pay the interest on, or principal of the new notes when due, the principal and interest of the new notes may be declared due and payable by the holder and payment may be enforced in accordance with Indiana law.

Waiver

         No holder of any new note and no director, officer, employee, agent, manager, partner or other interest holder of Fidelity Federal shall have any liability for any obligation of Fidelity Federal under the new notes or for any claim based on, in respect of or by reason of such obligations. Each holder, by accepting a new note, waives and releases all such liability. Such waiver and release shall be part of the consideration for the issuance of the new notes. Notwithstanding the foregoing, this shall not be construed as a waiver or release of any claim under the federal securities laws.

Payment for Warrant Exercise

         The holders of the new notes, like the holders of the old notes, will be able to surrender the new notes at the face amount of their new notes surrendered, plus accrued interest, in payment of the exercise price of the warrants issued in connection with the 1994 rights offering.

Form, Exchange and Transfer of the New Notes

         We will issue the new notes in registered form, without coupons. We will only issue the new notes in denominations of integral multiples of $1,000.

         Holders may present the new notes for exchange or for registration of transfer at our principal executive offices or at any other office or agency maintained by Fidelity Federal for such purpose. We will exchange or transfer the new notes if the new notes are duly endorsed by, or accompanied by a written instrument of transfer in a form satisfactory to us. We will not charge a service charge for any exchange or registration of transfer of the new notes. However, we may require payment of a sum sufficient to cover any tax or other governmental charge payable for the registration of transfer or exchange.

Title

         We may treat the person in whose name a new note is registered on the applicable record date as the owner of the new note for all purposes, whether or not it is overdue.

                    MATERIAL FEDERAL INCOME TAX CONSEQUENCES

         The following discusses the material United States federal income tax consequences to the noteholders of the exchange offer. This discussion does not address the federal income tax consequences relevant to particular categories of noteholders subject to special treatment under the federal income tax laws, such as broker/dealers, financial institutions, life insurance companies, tax exempt entities and foreign individuals and entities. In addition, it does not describe any tax consequences arising out of the laws of any state, locality or foreign jurisdiction. This discussion is not intended as a substitute for careful tax planning or for an individual analysis of the tax consequences of the exchange offer to each noteholder. Each noteholder should consult his or her own tax advisor as to the specific tax consequences of the exchange offer, such as the effects of federal, state, local and foreign income tax laws, to him or her.

         The following conclusions assume that each noteholder is a citizen or resident of the United States for federal income tax purposes and holds the notes as capital assets. It also assumes that the holder of the note paid a purchase price equivalent to the original principal amount of the note.

         The following are the opinion of Krieg DeVault Alexander & Capehart, LLP ("Krieg DeVault"), our tax counsel. Because the new notes to be received in exchange for the old notes likely will not qualify as "securities" for federal income tax purposes, in the opinion of Krieg DeVault, the exchange will be a taxable event for United States federal income tax purposes. However, since the principal amount of the new notes to be received in exchange is the same as the principal amount of the old notes given up, there will be no income tax gain or loss as a result of the exchange. As noted above, this assumes that the holder of the old note paid a purchase price equivalent to the original principal amount of the old note. The holding period for determining capital gains or losses for the new notes received in the exchange will begin on the day after the exchange.

         The opinion of Krieg DeVault is based upon the Internal Revenue Code of 1986, as amended, temporary and final Treasury Regulations promulgated under the Code, proposed Treasury Regulations, published rulings, notices and other administrative pronouncements from the Internal Revenue Service and judicial decisions now in effect. All of these authorities are subject to change at any time by legislative, judicial or administrative action so as to result in federal income tax consequences different from those discussed below. Any such changes may be retroactively applied in a manner that could adversely affect a noteholder. Therefore, no assurance can be given with respect to any particular federal income tax consequences. No ruling has been requested from the Internal Revenue Service concerning any aspect of the exchange offer.



                                  LEGAL MATTERS


         The validity of the new notes and the federal income tax consequences of the exchange has been passed upon for us by Krieg DeVault Alexander & Capehart, LLP, Indianapolis, Indiana.


                                     EXPERTS


         Olive LLP, independent auditors, have audited our financial statements included in our annual report on Form 10-K for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference into this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Olive LLP's report, given on their authority as experts in accounting and auditing.

                                   $1,476,000


                            FIDELITY FEDERAL BANCORP


                                OFFER TO EXCHANGE

                                 ALL OUTSTANDING

                    9-1/8% JUNIOR SUBORDINATED NOTES DUE 2001

                                       FOR

                     12% JUNIOR SUBORDINATED NOTES DUE 2004

                               -------------------

                                   PROSPECTUS

                              _______________, 2001


                               -------------------




Until ____________, 2001, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.  Indemnification of Directors and Officers

         Chapter 23-1-37 of the Indiana Business Corporation Law (the "IBCL") gives corporations the power to indemnify officers and directors under certain circumstances.

         The Articles of Incorporation of Fidelity Federal Bancorp (the "Registrant") provide that the Registrant will indemnify any person who is or was a director or officer of the Registrant or of any other corporation for which such director or officer is or was serving in any capacity at the request of the Registrant against all liability and expense that may be incurred in connection with any claim, action, suit or proceeding with respect to which such director or officer is wholly successful or acted in good faith in a manner such director or officer reasonably believed to be in, or not opposed to, the best interests of the Registrant or such other corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such conduct was unlawful. A director or officer of the Registrant is entitled to be indemnified as a matter of right with respect to those claims, actions, suits or proceedings in which such director or officer has been wholly successful. In all other cases, such director or officer, shall be entitled to indemnification as a matter of right unless (i) the director or officer has breached or failed to perform the person's duties in compliance with the standard of conduct set forth above and (ii) such breach of failure to perform constituted willful misconduct or recklessness as determined by the Board of Directors of the Registrant, a committee of the Board of Directors, independent legal counsel, or a committee of disinterested persons selected by the Board of Directors. The foregoing is a summary of detailed provisions for indemnification found at Article VI, Section 2 of the Articles of Incorporation of the Registrant which are incorporated by reference into this Registration Statement as Exhibit 3.1.

         The Registrant also has policies insuring its officers and directors against certain liabilities for action taken in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

         See "Item 22. Undertakings" for a description of the SEC's position regarding the indemnification of directors and officers for liabilities arising under the Securities Act.

Item 21.  Exhibits and Financial Statement Schedules

         (a)      Exhibits



                  The exhibits to this registration statement are listed in the attached Index to Exhibits.


          (b)     Financial Statement Schedules

                  Not applicable.

Item 22.  Undertakings

     (a) The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii)To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless, in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Evansville, the State of Indiana, on April 9, 2001.



                                       FIDELITY FEDERAL BANCORP

                                       By: /s/ Donald R. Neel
                                           -------------------------------------
                                           Donald R. Neel
                                           Executive Vice President,
                                           Treasurer and Chief Financial Officer


                                Power of Attorney
                                -----------------

       Each person signing below hereby makes, constitutes and appoints Bruce A. Cordingley and Donald R. Neel, and each of them, his true and lawful attorneys-in-fact to execute and file any and all amendments (including post-effective amendments) to this registration statement on Form S-4 as such attorney in-fact may deem appropriate.


       Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated below as of April 9, 2001.


  Name                                              Title
  ----                                              -----

  /s/ Bruce A. Cordingley*                 Director, Chair of the Executive
  -------------------------------------    Committee
  Bruce A. Cordingley                      (Principal Executive Officer)


  /s/ Donald R. Neel                       Director, Executive Vice President,
  -------------------------------------    Treasurer and Chief Financial Officer
  Donald R. Neel                           (Principal Financial and Accounting
                                           Officer)


  /s/ Curt J. Angermeier *                 Director
  -------------------------------------
  Curt J. Angermeier


  /s/ William R. Baugh *                   Director
  -------------------------------------
  William R. Baugh


  /s/ Jack Cunningham *                    Director and Chairman of the Board
  -------------------------------------
  Jack Cunningham


 /s/ M. Brian Davis *                      Director
 --------------------------------------
  M. Brian Davis

  Name                                              Title
  ----                                              -----

  /s/ Gerald K. Pedigo *                   Director
  -------------------------------------
  Gerald K. Pedigo


 /s/ Barry A. Schnakenburg *               Director
 ------------------------------------
 Barry A. Schnakenburg


 /s/ Phillip J. Stoffregen *               Director
 --------------------------------------
 Phillip J. Stoffregen



 By: /s/ Donald R. Neel
     ----------------------------------
     Donald R. Neel
     Attorney-in-Fact

                                INDEX TO EXHIBITS

                                                                  Report or               SEC File or
         Exhibit                                                  Registration            Registration            Exhibit
         Number         Document Description                      Statement               Statement               Reference

               *3.1     Articles of Incorporation                 Annual Report on        0-22880                 3(a)
                                                                  Form 10-K for
                                                                  the fiscal year
                                                                  ended June 30,
                                                                  1995

              * 3.2     Articles of Amendment of the              Registration            333-53668               4.1
                        Articles of Incorporation                 Statement on
                                                                  Form S-3

              * 3.3     By-Laws of the Registrant                 Registration            333-53668               4.2
                                                                  Statement on
                                                                  Form S-3

            *** 4.1     Form of the Registrant's 9-1/8%
                        Junior Subordinated Note due
                        2001

            ***4.2      Form of the Registrant's 12%
                        Junior Subordinated Note due
                        2004

            ***5.1      Opinion of Krieg DeVault
                        Alexander & Capehart, LLP


             ** 5.2     Tax Opinion of Krieg DeVault
                        Alexander & Capehart, LLP

             * 10.1     1993 Director's Stock Option Plan         Annual Report on        0-22880                 10(d)
                                                                  Form 10-K for
                                                                  the fiscal year
                                                                  ended June 30,
                                                                  1995

             * 10.2     1995 Key Employee's Stock                 Annual Report on        0-22880                 10(c)
                        Option Plan                               Form 10-K for
                                                                  the fiscal year
                                                                  ended June 30,
                                                                  1996


             *10.3      Employment Agreement between              Annual Report on        0-22880                 10(d)
                        the Registrant and Donald R. Neel         Form 10-K for
                                                                  the fiscal year
                                                                  ended December
                                                                  31, 2000

             *10.4      Employment Agreement between              Annual Report on        0-22880                 10(c)
                        Registrant and M. Brian Davis             Form 10-K for
                                                                  the fiscal year
                                                                  ended December
                                                                  31, 2000

            ** 12.1     Statement Regarding Computation
                        of Ratios
             * 21.1     Subsidiaries of the Registrant            Annual Report on        0-22880                 21
                                                                  Form 10-K for
                                                                  the fiscal year
                                                                  ended
                                                                  December 31,
                                                                  2000

             * 23.1     Consent of Olive LLP                      Annual Report on        0-22880                 23
                                                                  Form 10-K for
                                                                  the fiscal year
                                                                  ended December
                                                                  31, 2000
           *** 23.2     Consent of Krieg DeVault
                        Alexander & Capehart, LLP
                        (contained in Exhibit 5.1)


            ** 24.1     Power of Attorney (included on
                        the signature page of the
                        registration statement)
            ** 99.1     Form of Letter of Transmittal
            ** 99.2     Form of Letter to Brokers,
                        Dealers, Commercial Banks, Trust
                        Companies and Other Nominees
           ** 99.3      Form of Letter to Clients

----------------------------
  *   Incorporated herein by reference as indicated.
 **   Filed herewith.
***   Previously filed with the Registration Statement on Form S-4 on March 6,
      2001.